UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF
REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number 0-53359

WEBDIGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	11-3820796
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3433 Broadway St. NE., Suite 501, Minneapolis, MN 55413
Phone: 612-767-5191
 (Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Common Stock, $0.001 Par Value Per Share
(Title of each class of securities covered by this Form)

None.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 292

Pursuant to the requirements of the Securities Exchange Act of 1934, Webdigs, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: January 9, 2012	By:	/s/ Robert Buntz, Jr.
Robert Buntz, Jr. Chief Executive Officer